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Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel: (011) 86-752-2808-188             E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                 QIAO XING UNIVERSAL TELEPHONE, INC. ANNOUNCES
                             CDMA PROJECT APPROVAL
                     FROM MINISTRY OF INFORMATION INDUSTRY

GUANGDONG, CHINA (August 31, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) announces today that the Ministry of Information Industry
(MII) has approved its tender for CDMA network station core technology research and development project (CDMA IS-95A to CDMA2000-1X core technology, including chipset and software).

MII today's release reads: THE PUBLIC BIDDING OF STATE MOBILE TELECOMMUNICATION PRODUCTS RESEARCH AND DEVELOPMENT PROJECT has achieved strong support from the Chinese telecom industry , and received 32 application forms. Have strictly evaluated and practically explored applicants, MII' expert committees authorized the final approval to five companies in the Minister special conference on July 5.

As one of the five approved companies, Qiao Xing Universal will be expected to receive tens of million RMB government-supported research fund, and be given the highest priority of relevant equipment providing for CDMA service operators.

In October 1999, the Chinese Ministry of Information announced that it would authorize from three to five companies in China to manufacture CDMA cell phones. Qiao Xing responded positively to this policy. Among the one year of preparation work, Qiao Xing has passed the evaluation of the Guangdong province government, completed the establishment of a joint-venture with Korea Hyundai Electronics, the organization of an expert R&D team and the construction of a new factory.

Commented Mr. Riu Lin Wu, chairman of Qiao Xing Universal Telephone, Inc.: "This is exciting news for Qiao Xing Universal. Experienced almost two year in-detailed and thorough work, we proudly see the exciting moment. MII's approval will accelerate the sale expansion of Qiao Xing-Hyundai system network station and build a solid foundation for our cell phones marketing. Certainly we are also aware of potential competition in this domain. Facing the extremely attractive market , we have confidence to steer this historical opportunity."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

                                     -more-
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This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.